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                                                                    Exhibit 99.1


                           UNIFAB INTERNATIONAL, INC.
                              FIRST QUARTER RESULTS


New Iberia, LA - (Business Wire) - May 14, 2001-- UNIFAB International, Inc. (NASDAQ: UFAB) today reported net loss of $1,603,000 ($0.20 per share, basic and diluted) on revenue of $21.7 million for the three months ended March 31, 2001, compared to net loss of $1,862,000 ($0.27 per share, basic and diluted) on revenue of $17.3 million for the three months ended March 31, 2000. Depreciation and amortization for the quarter was $848,000 compared to $669,000 in the March quarter last year. The Company reported backlog of approximately $32.1 million at March 31, 2001.

"Our March quarter revenues increased over the same quarter last year which reflects an increase in the activity level over a year ago, but profit margins remain low," said Dailey J. Berard, UNIFAB International, Inc. President, Chairman and CEO. "We increased our manhours in the quarter to over 315,000, an increase of nearly 35% over the March quarter last year. Our operating results were negatively impacted by a $1.1 million loss reserve recorded in the quarter associated with the completion of a liftboat at the OBI facility. In addition, our processing equipment design and fabrication facility is not yet operating at a capacity that allows it to fully absorb facility costs."

"Our operating results were not sufficient to maintain compliance with the financial covenants of our credit agreement and as a result we have reclassified all of the amounts outstanding under the agreement as a current liability. However, we are working to replace the credit facility over the next two or three months and our lenders are cooperating with us in that effort. We continue to believe that our industry is recovering, although the recovery has not occurred as quickly as we would like. We remain focused on new products, new customers, and new relationships to help us increase our operations and profitability."

UNIFAB International, Inc. is an industry leader in the custom fabrication of topside facilities, equipment modules and other structures used in the development and production of oil and gas reserves. In addition, the Company designs and manufactures specialized process systems, refurbishes and retrofits existing jackets and decks, provides design, repair, refurbishment and conversion services for oil and gas drilling rigs and performs offshore piping hook-up and platform maintenance services. Dailey Berard serves as a commissioner on a number of committees and task forces that are working to improve training and education of the workforce in Louisiana.

Statements made in this news release regarding UNIFAB's expectations as to future operations of the Company and other statements included herein that are not statements of historical fact are forward-looking statements that depend upon the following factors, among others: continued demand for the services provided by UNIFAB, availability of skilled employees, and UNIFAB's ability to integrate and manage acquired businesses. Should any of these factors not continue as anticipated, actual results and plans could differ materially from those expressed in the forward-looking statements.